Exhibit 99.2

AutoMax Motors Ltd.

Summary of Interim Consolidated

Financial Information

June 30, 2024

(Unaudited)

AutoMax Motors Ltd.

Consolidated Financial Statements

June 30, 2024

Table of Contents

Page
Auditor’s review report for shareholders

Summary of statements on the consolidated interim financial condition	F-2 - F-3

Summary of consolidated interim profit and loss reports	F-4

Summary of consolidated comprehensive interim profit reports	F-5

Summary of statements on the changes in consolidated interim equity	F-6 - F-8

Summary of consolidated interim statements of cash flow	F-9 - F-11

Notes for the consolidated interim financial statements	F-12 - F-31

AutoMax Motors Ltd.

Summary of statements on the consolidated interim financial condition

(in thousands of NIS)

	As of June 30,		As of December 31,
	2024	2023	2023
	Unaudited		Audited
Current assets
Cash and cash equivalents	1,411	4,590	1,552
Customers	16,048	20,256	26,552
Receivables and debit balances	67,291	20,114	34,801
Receivable current taxes	1,354	1,051	2,023
Vehicle inventory	167,392	186,210	183,647
Indemnity asset	1,000	1,000	1,000
	254,496	233,221	249,575
Non-current assets
Long-term deposits in banking corporations	1,226	485	409
Right-of-use assets, net	17,815	20,638	20,485
Fixed Assets, net	7,651	9,517	7,871
Intangible assets, net	9,607	12,068	11,119
Investment in companies handled according to the book value method	11,789	12,284	12,489
Long-term investments	10,794	-	-
Financial asset stated at fair value through profit and loss	172	432	172
Deferred taxes	2,259	2,362	3,005

Long-term prepaid expenses	311	-	191
	61,624	57,786	55,741
Total Assets	316,120	291,007	305,316

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Summary of statements on the consolidated interim financial condition

(in thousands of NIS)

	As of June 30,		As of December 31,
	2024	2023	2023
	Unaudited		Audited
Current liabilities
Short-term credit from banking corporations and financing bodies	144,362	148,567	141,430
Current maturities of lease liabilities	5,606	4,890	5,775
Suppliers and service providers	12,929	17,395	16,169
Accounts payable and credit balances	45,313	25,113	45,820
Liability for bonds	14,371	6,849	6,849
Loan given as an advance on the merger transaction	9,183	-	-
	231,764	202,814	216,043

Non-current liabilities
Long-term credit from banking corporations	13,213	2,698	1,807
Long-term redeemable checks	-	584	-
Long-term liabilities with respect to lease	13,776	17,141	16,329
Loans from non-controlling shareholders	1,010	971	985
Liability for bonds	20,222	34,456	34,598
Investment in companies handled according to the book value method	-	310	-
Liabilities for employee benefits, net	139	233	140
Deferred taxes	709	-	-
	49,069	56,393	53,859
Total equity
Total equity attributed to AutoMax shareholders
Share capital	5,184	4,470	5,184
Share premium	78,467	69,181	78,467
Option warrants	1,845	1,457	1,845
Capital reserve funds	(312)	(431)	(312)
Share-based payment	20,097	19,917	20,014
Retained loss	(68,428)	(62,177)	(68,636)
Total equity attributable to AutoMax shareholders	36,853	32,417	36,562
Non-controlling rights	(1,566)	(617)	(1,148)
Total equity	35,287	31,800	35,414
Total liabilities and equity	316,120	291,007	305,316

Date of approval Financial statements	Daniel Levy CEO	Amitay Weiss Chairman of the Board	Ya’ara Alfie CFO

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Summary of consolidated interim profit and loss reports

(in thousands of NIS)

	Six months ended June 30,		Three months ended June 30,		Year ended, December 31,
	2024	2023	2024	2023	2023
	Unaudited				Audited
Revenues	208,886	195,583	101,481	98,655	418,932
Cost of sales	(184,947)	(175,946)	(90,684)	(88,524)	(381,089)

Gross profit	23,939	19,637	10,797	10,131	37,843

Sales and marketing expenses	(10,169)	(16,105)	(4,765)	(7,763)	(27,194)
General and administrative expenses	(9,939)	(9,180)	(4,823)	(4,935)	(16,965)
Granting options to employees	(83)	(2,451)	(40)	(54)	(2,549)
Other expenses (income)	5,219	(201)	(73)	(193)	1,557
Operational profit (loss)	8,967	(8,300)	1,096	(2,814)	(7,308)

Financing expenses	(8,302)	(8,453)	(4,050)	(4,291)	(16,831)
Financing incomes	2,234	7,459	1,584	3,622	7,722
Financing expenses, net	(6,068)	(994)	(2,466)	(669)	(9,109)
The Company’s share in profits (losses) of companies handled according to the balance sheet value method	(1,061)	297	424	355	(600)
Profit (loss) before taxes on income	1,838	(8,997)	(946)	(3,128)	(17,017)
(Taxes on income) tax benefit	(2,048)	(1,387)	(462)	(260)	(358)
Profit (loss) for the period	(210)	(10,384)	(1,408)	(3,388)	(17,375)

Allocation of profit (loss) for the period:
To AutoMax shareholders	208	(9,925)	(1,104)	(3,108)	(16,384)
To non-controlling shareholders of AutoMax	(418)	(459)	(304)	(280)	(991)
	(210)	(10,384)	(1,408)	(3,388)	(17,375)

Profit (loss) per share attributable to AutoMax’s shareholders
Profit (loss) per share in NIS	0.002	(0.15)	(0.011)	(0.04)	(0.21)

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Summary of consolidated comprehensive interim profit reports

(in thousands of NIS)

	Six Months ended June 30,		Three months ended June 30,		Year ended December 31,
	2024	2023	2024	2023	2023
	Unaudited				Audited
Loss for the period	(210)	(10,384)	(1,408)	(3,388)	(17,375)
Other comprehensive income (loss)
Items not reclassified to profit or loss:
Recalculation of net liabilities due to termination of employment relationship	-	-	-	-	118
Other comprehensive income (loss) for the period.	-	-	-	-	118
Total comprehensive loss for the period.	(210)	(10,384)	(1,408)	(3,388)	(17,257)

Total income allocation (loss) for the period:
For AutoMax shareholders	208	(9,925)	(1,104)	(3,108)	(16,265)
For non-controlling shareholders in AutoMax	(418)	(459)	(304)	(280)	(992)
Total	(210)	(10,384)	(1,408)	(3,388)	(17,257)

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Summary of statements on the changes in consolidated interim equity

(in thousands of NIS)

	Shares capital	Shares premium	Option warrants	Capital reserve funds	Share- based payment	Retained loss	Total equity attributed to AutoMax shareholders	Minority rights	Total
Balance as of January 1, 2024	5,184	78,467	1,845	(312)	20,014	(68,636)	36,562	(1,148)	35,414
Share-based payment	-	-	-	-	83	-	83	-	83
Profit (loss) for the period	-	-	-	-	-	208	208	(418)	(210)
Balance as of June 30, 2024	5,184	78,467	1,845	(312)	20,097	(68,428)	36,853	(1,566)	35,287

	Shares capital	Shares premium	Option warrants	Capital reserve funds	Share- based payment	Retained loss	Total equity attributed to AutoMax shareholders	Minority rights	Total
Balance as of January 1, 2023	2,389	67,382	1,457	(431)	17,466	(52,252)	36,011	(156)	35,855
Issuance of shares via private offer	400	3,480	-	-	-	-	3,880	-	3,880
Issuance of shares according to milestones	1,681	(1,681)	-	-	-	-	-	-	-
Share-based payment	-	-	-	-	2,451	-	2,451	-	2,451
Loss for the period	-	-	-	-	-	(9,925)	(9,925)	(461)	(10,386)
Balance as of June 30, 2023	4,470	69,181	1,457	(431)	19,917	(62,177)	32,417	(617)	31,800

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Summary of statements on the changes in consolidated interim equity

(in thousands of NIS)

	Shares capital	Shares premium	Option warrants	Capital reserve funds	Share- based payment	Retained loss	Total equity attributed to AutoMax shareholders	Minority rights	Total
Balance as for April 1, 2024	5,184	78,467	1,845	(312)	20,057	(67,324)	37,917	(1,262)	36,655
Share-based payment	-	-	-	-	40	-	40	-	40
Loss for the period	-	-	-	-	-	(1,104)	(1,104)	(304)	(1,408)
Balance as of June 30, 2024	5,184	78,467	1,845	(312)	20,097	(68,428)	36,853	(1,566)	35,287

	Shares capital	Shares premium	Option warrants	Capital reserve funds	Share- based payment	Retained loss	Total equity attributed to AutoMax shareholders	Minority rights	Total
Balance as for April 1, 2023	4,070	65,701	1,457	(431)	19,862	(59,069)	31,590	(335)	31,255
Issuance of shares via private offer	400	3,480	-	-	-	-	3,880	-	3,880
Share-based payment	-	-	-	-	55	-	55	-	55
Loss for the period	-	-	-	-	-	(3,108)	(3,108)	(282)	(3,390)
Balance as of June 30, 2023	4,470	69,181	1,457	(431)	19,917	(62,177)	32,417	(617)	31,800

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Summary of statements on the changes in consolidated interim equity

(in thousands of NIS)

	Shares capital	Shares premium	Option warrants	Capital reserve funds	Share- based payment	Retained loss	Total equity attributed to AutoMax shareholders	Minority rights	Total
Balance as of January 1, 2023	2,389	67,382	1,457	(430)	17,465	(52,252)	36,011	(156)	35,855
Issuance of shares and allocation of options	-	-	388	-	-	-	388	-	388
Issuance of shares via private offer	1,114	12,766	-	-	-	-	13,880	-	13,880
Issuance of shares according to milestones	1,681	(1,681)	-	-	-	-	-	-	-
Share-based payment	-	-	-	-	2,549	-	2,549	-	2,549
Other total income	-	-	-	118	-	-	118	-	118
Loss for the period	-	-	-	-	-	(16,384)	(16,384)	(992)	(17,376)
Balance as of December 31, 2023	5,184	78,467	1,845	(312)	20,014	(68,636)	36,562	(1,148)	35,414

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Summary of consolidated interim cash flow statements

(in thousands of NIS)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2024	2023	2024	2023	2023
	Unaudited				Audited
Cash flow from current operations
Loss for the period	(210)	(10,384)	(1,408)	(3,388)	(17,375)
Adjustments required to present net cash flows from operating activities (Appendix A)	(7,940)	7,532	2,460	9,992	20,516
Net cash generated by (used for) operating activities	(8,150)	(2,852)	1,052	6,604	3,141

Cash flows from investment activities
Purchase of fixed assets	(626)	(2,827)	(510)	(2,141)	(3,951)
Payment for credit balance	(3,104)	-	(321)	-	-
Withdrawal (investment) in affiliated companies	(387)	7,220	(237)	8,232	5,268
Withdrawal (deposit) of a short-term deposit	(800)	55	-	-	133
Investment in intangible assets	-	(2,820)	-	(398)	(3,416)
Compensation for realization of fixed assets, net	-	-	-	-	1,703
Acquisition of leased assets	-	-	-	-	(90)
Net cash generated by (used for) investment activities	(4,917)	1,628	(1,069)	5,693	(353)

Cash flows from financing activities
Receiving a loan that was given as an advance on the merger transaction	9,003	-	3,752	-	-
Issuance of capital	-	3,880	-	3,880	8,880
Receipt (repayment) of short-term credit from banking corporations	161	7,213	(1,238)	(14,319)	(391)
Repayment of liabilities for lease agreements	(3,195)	(2,518)	(1,785)	(1,301)	(5,272)
Receipt (repayment) of long-term loans from banking corporations, net	13,806	(1,059)	(1,706)	(561)	(1,969)
Providing loans to related parties in subsidiaries	-	631	-	651	(151)
(Repayment) bonds	(6,849)	(4,567)	-	-	(4,567)
Net cash generated by (used for) financing activities	12,926	3,580	(977)	(11,650)	(3,470)
Increase (decrease) in cash and cash equivalents	(141)	2,356	(994)	647	(682)
Cash and cash equivalents at the beginning of the period	1,552	2,234	2,405	3,943	2,234
Cash and cash equivalents at the end of the period	1,411	4,590	1,411	4,590	1,552

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Summary of consolidated interim cash flow statements

(in thousands of NIS)

Adjustments required to present cash flows from operating activities (Appendix A)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2024	2023	2024	2023	2023
	Unaudited				Audited
Incomes and expenses that do not involve cash flows
Depreciation and amortizations	5,481	4,840	2,877	2,586	10,392
Deferred tax expenses (income)	1,455	971	57	(154)	293
Other expenses (income)	-	8	-	-	(104)
Share-based payment	83	2,452	40	55	2,549
The group’s share in the results of companies handled according to the book value method, net	1,061	(309)	(425)	(367)	599
Net financing expenses	(613)	1,559	236	3,542	2,939
	7,467	9,521	2,785	5,662	16,668
Changes in assets and liabilities
Decrease in vehicles inventory	16,274	(9,347)	1,843	13,302	(6,551)
Decrease (increase) in accounts receivable and debit balances	(31,616)	24,352	6,526	3,215	9,806
Decrease (increase) in customers	2,814	(2,438)	3,582	(4,551)	(8,733)
Increase (decrease) in suppliers and service providers	(3,240)	(12,142)	982	(7,409)	(8,949)
Increase (decrease) in accounts payable and credit balances	(187)	(49)	(13,686)	1,150	21,743
Increase in long-term prepaid expenses	(120)	-	(84)	-	(191)
Decrease in employee benefits and employee related provisions	(1)	18	(1)	18	78
Increase (decrease) in current payable taxes to receive (to pay)	669	(2,383)	513	(1,395)	(3,355)
	(15,407)	(1,989)	(325)	4,330	3,848
	(7,940)	7,532	2,460	9,992	20,516

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

Summary of consolidated interim cash flow statements

(in thousands of NIS)

Non-cash transactions (Appendix B)

	Six Months ended June 30,		Three months ended June 30,		Year ended December 31,
	2024	2023	2024	2023	2023
	Unaudited				Audited
Increase in right-of-use assets against lease liabilities	1,647	5,338	1,339	3,402	9,325
Payment for credit balance	7,690	-	-	-	-

The accompanying notes constitute an integral part of the financial statements.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 1 - General

A.	Company description:

AutoMax Motors Ltd. (“AutoMax” or the “Company”) was incorporated in 2006 and until December 2019, it offered and supplied, together with its subsidiaries, a variety of proprietary programmatic data-driven platforms that focused on two main activities of domain monetization and mobile digital advertising for advertisers, advertising agencies, application developers, and domain owners, mainly in the United States of America (“U.S.”) and in European countries. Its shares were traded on the London Stock Exchange (“LSE”) and on the Tel Aviv Stock Exchange Ltd. (“TASE”).

On June 23, 2020, trading in the Company’s shares was suspended on the LSE and on TASE. On November 25, 2020, trading resumed on TASE as part of the list for limited trading (the retention list) and from January 12, 2021 onwards, the Company’s shares were again traded on the main list of TASE.

On November 23, 2020, the Company’s shares were delisted from trading on the LSE.

During the period between the middle of 2017 and December 2019, the Company sold all of its activities in the field of digital advertising.

As of the date of the completion of the merger transaction with Global AutoMax (as detailed in Note 1(c) hereunder), the Company is engaged, through Global AutoMax Ltd., a fully controlled subsidiary, in the import to Israel and marketing of a variety of private and commercial vehicles models. In addition, the Company is engaged in direct importing and marketing in Israel of buses manufactured by Temsa Skoda Sabancı Ulaşım Araçları A.Ş (“Temsa”) (via Dalhom AutoMax (as defined below), as well as in the purchase and sale of used vehicles (trade-in) (through AutoMax Trade-in (as defined below). Regarding the merger with Global AutoMax Ltd. see Note 1(c) hereunder.

On April 22, 2021, the Company changed its name from Matomy Media Group Ltd. to AutoMax Motors Ltd.

The following are details of companies held by the Company as of the reporting date:

●	Global AutoMax Ltd. (“Global AutoMax”) - holding 100% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2014.

●	AutoMax Trade In-Ltd. (“AutoMax Trade In”) - holding 80% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2022.

●	Dalhom AutoMax Ltd. (“Dalhom AutoMax”) - holding 50% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2022.

●	AutoMax Leasing Ltd. - holding 100% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2022.

B.	Description of Global AutoMax Ltd.:

Global AutoMax Ltd. was incorporated in Israel in 2014 as a private company in accordance with the provisions of the Companies Law, 1999 (“the Companies Law”).

The head office of Global AutoMax is situated in Jerusalem. As of the day of its incorporation, Global AutoMax has been engaged in importing into Israel and marketing a variety of private vehicle models.

Global AutoMax has an indirect importer license, as defined in Paragraph 42 of the Services and Professions Licensing in the Automotive Industry Law, 5766-2016 (hereunder: “Automotive Services Licensing Law”) for 29 different vehicles in a variety of models.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

At the time of signing the financial statements, Global AutoMax operates through eight car sale centers located in Jerusalem, Rishon Le-Zion, Afula, Haifa, Ra’anana, Akko, Netanya, and Ashdod, and operates a storage system and a vehicle preparation system for sale.

During the financial statements period, Global AutoMax closed its branches in Ashkelon and Petah Tikva (which were closed since the current war between Israel and Gaza started), in Beer Sheva (due to the end of an agreement with an authorized distributor who operated this branch), and also after the financial statements period, the branch in Glilot, which served as a trade-in activity center and for the sale of new vehicles. It should be clarified that starting from the closure of the branch in Glilot, the trade-in activity is not being carried out within the framework of the existing branches of Global AutoMax. Global AutoMax assesses that the impact of closing these branches has no significant impact on the Group (as defined in Note 1(g)).

Following are details of companies held by Global AutoMax as of the reporting date:

●	EDV Car Importers Ltd. - holding 100% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2019. In August 2023, this company changed its name to AutoMax Fleets Ltd.

●	AutoMax HaSharon Ltd. (“AutoMax HaSharon”) - holding of 67% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2021.

●	AutoMax Netanya Ltd. - holding 100% of the issued and paid-up capital, a private company registered and incorporated in Israel in 2022.

●	AutoMax HaShfela Ltd. - holding 50% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2022.

●	AutoMax Leasing and Car Rental Ltd. - holding 100% of the issued and paid-up capital, a private company incorporated and registered in Israel in 2023.

C.	Merger with Global AutoMax Ltd.

On March 24, 2021, a merger transaction was completed in which the Company allocated shares to the controlling shareholders of the Company (former shareholders of Global AutoMax), in exchange for the transfer to the Company of 100% of the share capital of Global AutoMax - ordinary shares which immediately after their allocation constituted 52.53% of the Company’s issued and paid-up share capital, as well as rights to the allocation of additional shares upon the fulfillment of milestones set in the merger agreement. On March 28, 2023, in light of the Company’s fulfilment of the second and third milestones stipulated in the merger agreement, the Company allocated additional ordinary shares of the Company to the controlling owners, which together constituted approximately 41% of the issued and paid-up capital of the Company after the allocation. As of the date of signing the financial statements, the controlling shareholders of the Company collectively hold approximately 55.65% of the issued and paid-up share capital of the Company.

For more information about the merger transaction with Global AutoMax, refer to Note 1C in the Company’s consolidated financial statements for December 31, 2023.

D.	Effect of changes in business environment on Group’s activities and business condition:

The Company imports its inventory of vehicles from various suppliers, from Europe and North America. Its revenues derive from the sale of vehicles in Israel, as denominated in the New Israeli Shekel (“NIS”). Therefore, the Company is exposed to depreciation in the exchange rate of NIS against foreign currencies, from which vehicles are imported. In light of the decline trend in the exchange rate of NIS against foreign currencies that the Company has been exposed to since the beginning of 2023, the Company has modified the combination of vehicles it imports and the purchase currencies (in accordance with the changes in the market). In addition, the Company implements a currency risk management policy which is designed to reduce these exposures.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

In June 2024, the consumer price index rose by 0.1%, according to forecasts, leading to an annual inflation rate (between June 2023 and June 2024) of 2.9%. In January 2024, the Bank of Israel decided to lower the annual interest rate by 0.25% to a level of 4.5%, which also applies at the time of the statements’ publication.

The credit lines provided by banking corporations to the companies within the Group (as defined in Note 1(g)) bear interest at the rate of the prime interest rate (which is the Bank of Israel’s interest plus 1.5%. At the time of the publication of the financial statements, the prime interest rate is 6%), plus a specific rate, as agreed during deliberations with the banking corporations upon actual takeout of the credit. This rate is influenced, among other things, by the market interest rate, the credit volume, and the bank’s familiarity with the Company. Therefore, the increase in the Israeli interest rate has led to a rise in the Group’s financing costs, which may affect the financial results of the Group and its profitability. However, the Company does not expect that a higher interest rate environment will pose a practical obstacle in obtaining credit from banks or other financing entities.

However, the high interest rate environment and the effects of the current multi-front war that Israel is involved in, especially if the war continues or expands, are expected to slow down the growth rate of the market in general and the Company in particular, as well as cause a decline in private consumption. In a forecast published in July 2024 by the Research Department of the Bank of Israel, the Israeli growth rate in 2024 is expected to be 1.5% (a decrease of 0.5% compared to the forecast published in April), and the rate of growth in private consumption is expected to increase from a negative rate of 0.7% in 2023, to 2% in 2024, and 5% in 2025 (a decrease of 2.5% and 0.5%, respectively, compared to the forecast published in April). High inflation and interest rates may negatively affect the Company’s sales pace and consequently its profitability.

During the first quarter of 2023, the government began promoting a plan to make fundamental changes to the legal system in Israel, culminating in the Knesset’s approval of the Fundamental Law: The Judiciary (Amendment No. 3) (reducing the grounds of reasonableness), without agreement with the opposition, in a manner that provoked public criticism and widespread protests, and its annulment on January 1, 2024 by the Supreme Court. The proposed changes aroused widespread controversies and criticisms, which may, according to various publications by international credit rating companies (such as Moody’s), financial bodies, senior economists in the market, heads of academia and experts in the fields of law, economics and society in Israel, influence the stability of the economy and the market in Israel. These changes, along with other factors detailed below, have led to a downgrade of Israel’s credit rating by international rating agencies, as well as a downgrade of rating forecasts by these agencies.

As of the date of the publication of these financial statements, no further changes have yet been promoted in the judicial system in Israel, and it seems that in light of the outbreak of the war that Israel is currently involved in, there is no prospect of further changes being promoted in the foreseeable future.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

Such changes may have a negative impact on the economic environment in which the Company operates, on the cost of financing sources, on the credit rating of the Israeli market, and more. However, since these are changes, most of which have not yet been enacted or entered into force, the extent of their impact on the Israeli economy and the automotive industry in general and the Company in particular, are unknown and cannot be assessed at this stage.

As of the second quarter of 2023, the Company is working to reduce the cost of vehicle inventory per vehicle it owns by increasing the supply of vehicles of the intermediate and lower category, that are marketed by the Company, with the aim of adjusting the Company’s vehicle inventory to the increased demand for vehicles of the intermediate and lower category, as a result of the economic and financial situation in the State of Israel.

The Company is exploring the expansion and diversification of the sources of supply of imported vehicles, including brands manufactured in China that have gained increased demand in the Israeli car market. According to the Company’s assessment, the implementation of this move will have a positive impact on its revenues.

The Company bases its cash flows for the upcoming periods on the consolidated cash flows, taking into account the individual cash flows of the companies it holds, in order to prudently attend to all of the Company’s obligations towards bondholders (series B) and the held companies towards various banking corporations and third parties.

To this end, the Group has taken and continues to take the following steps:

1.	Modifying the combination of imported and sold vehicles in the Company’s branches according to the current demand of its customers. The changes in the business environment as mentioned above, caused a demand for vehicles in the intermediate and small vehicle categories. During the reporting period, the Company mainly sold vehicles from the intermediate category, which corresponds with the Company’s plans to change its vehicle mix to vehicles in the intermediate and small category and contributed to an increase in sales compared to the same period last year.

2.	The Group is flexible regarding the financing of advances to suppliers and discount policies to customers according to the market situation, interest rates and exchange rates and the needs of the Company.

3.	The financing that the Company provides to the companies within the Group is subject to the Company’s amortization schedule it has agreed to with the bondholders (series B).

4.	Strengthening the Company’s equity capital through capital raising (including the merger transaction (insofar as it is completed) with SciSparc Ltd. (“SciSparc”), as detailed in Note 5(2) below).

It should be clarified that the Company’s assumption regarding the repayment of loans provided to held companies, which have been granted credit facilities by banking corporations, is based on the fact that on the repayment date as mentioned, the held companies will comply with the financial covenants and other terms that they have undertaken towards those banking corporations.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

The Company raised funds from the public via bonds (series B), as detailed in Note 4 below. As part of the shelf prospectus and the deed of trust, the Company undertook to comply with a number of financial covenants, detailed in note 3(c) hereunder. The Company’s policy and operations are aimed at meeting the principal and interest payments to bondholders (series B) as well as the financial covenants at any point in time. The Company has various tools for implementing this policy, as detailed below:

1.	Selecting the mix of imported vehicles, the import currencies, the amount of advances to suppliers and the selling prices in Israel, as detailed above.

2.	Inventory management policy - the Group can increase or decrease the quantity of vehicles and inventory value according to its operational plans and seasonality in the automotive industry.

As of the date of the publication of this report, the Company is unable to assess the full future effects, to the extent that they may be, of all of the factors mentioned above on the automotive industry in Israel in general and on the Company’s activities in particular. However, the Company estimates that its financial stability, along with its financial sources and the actions detailed above, will enable it to continue and finance its activities and meet its obligations in the foreseeable future.

E.	Effects of Israel’s Multi-Front War:

On October 7, 2023, Hamas launched an attack on the State of Israel. Following the attack, the Israeli government declared war, named the Iron Swords war, and mobilized approximately 300,000 reserve soldiers and launched an attack on the Gaza Strip (“the war”). Subsequent to this, the conflicts between Hezbollah in Lebanon and Israel and Iran and Israel have intensified. The immediate impact of the outbreak of the war on Israel’s economy is evident, and was reflected, inter alia, in the depreciation of the shekel against foreign currencies, declines in stock market prices, the closing of many businesses due to the directives of the Home Front Command and the extensive mobilization of reserve soldiers, a trend that was moderated in the first quarter of 2024, with the release of reserve forces, the appreciation of the shekel against foreign currencies, increases in exchange rates and a return to a certain routine in the shadow of the war.

However, as part of the macro-economic forecast published by the Bank of Israel in July 2024, as detailed in the above explanation, the Bank of Israel has updated its forecast regarding growth in output and private consumption, and it now expects that the direct economic impact of the conflict, on all fronts, will continue until the beginning of 2025 and that against the backdrop of the ongoing conflict, the recovery of economic activity during 2025 is expected to be gradual. This assumption reflects a prolonged and intense waging of battles, compared to the assumption that was at the basis of the previous forecast from April 2024. In addition, the forecast is characterized by a high level of uncertainty and an increased likelihood of more severe security scenarios, such as further prolongation of the war and/or its intensification in various arenas.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

With the outbreak of the war, the Company worked to reduce its ongoing expenses, as much as possible under the circumstances, including reducing advertising and marketing expenses, reducing other ongoing expenses, and reducing personnel expenses. In addition, the Company also worked to reduce its fixed expenses, as much as possible under the circumstances, including partial or no payment of rent in some of its branches.

With the outbreak of the war, the Houthis, an Islamic political and military organization in Yemen, declared war on Israel, and began to launch missiles at targets in Israel as a supportive action for Hamas and Hezbollah, to launch drones at Israel, and to attack ships that they claim have a connection to Israel. As a result of these attacks on ships, several shipping companies have announced the suspension of sailing through the Red Sea. The situation developed into an international crisis that led to the formation of an international coalition to ensure freedom of navigation and the declaration by the United States and its allies of the launch of Operation Prosperity Guardian against the Houthis in order to stop attacks against vessels. In July 2024, following a missile attack in Tel Aviv, Israel retaliated against Yemen.

The Company imports its vehicle inventory mainly from Europe and North America, and therefore it is not expected to be directly affected by the disruptions resulting from the Houthi organization’s attacks on vessels in the Red Sea region which have caused changes in shipping routes. However, the changes and disruptions in the shipping routes as mentioned above have caused significant delays in delivery dates and an increase in logistics and transportation prices within Europe and from Europe to Israel. The delays in delivery dates and the increase in logistics and transportation prices within Europe and from Europe to Israel have had a negative impact on the Company’s financial results.

It should be noted that with the outbreak of the war and its continuation, a number of government decisions have been made that may have a positive impact on the Group’s activities. This includes providing compensation for the decrease in transaction volumes of businesses, some of which are included in the standards established for this matter (a request for compensation has been submitted), compensation for the full damage caused to businesses in frontier settlements (which is relevant to the Company’s branches in Ashkelon, Ashdod, and Beer Sheva) (a request for compensation has been submitted) and receiving a state-guaranteed loan.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

The Company regularly examines its eligibility and works to receive the benefits in accordance with government decisions as stated. In addition, in January 2024, the Company received a state-guaranteed loan from a banking corporation in the amount of NIS 16,000 (for additional details, see Note 32(1) in the Company’s consolidated financial statements as of December 31, 2023). In addition, for the months of November and December 2023, the Group companies are entitled to receive compensation from the state in the amount of approximately NIS 5,400 (as recognized in the financial reports).

In light of the outbreak of the war, the Company took action to raise capital by way of a private offering in the amount of NIS 10,000 which was completed on December 31, 2023 and strengthened the Company’s equity and liquidity. Furthermore, on April 10, 2024, the Company entered into a binding merger agreement, or the “Merger Agreement”, with SciSparc, a company incorporated in Israel and whose securities are traded on Nasdaq Capital Market. For further details, see Note 5(2) below. This transaction, as soon as it is completed, is expected to strengthen the Company’s liquidity and equity.

On February 9, 2024, the international rating agency Moody’s announced the downgrade of Israel’s credit rating to A2 (from a level of A1), and also lowered the rating outlook from “stable” to “negative”. In the report, the rating agency estimated that the broad implications of the war significantly increase the political risks in the State of Israel, weaken the legislative and executive authorities, and significantly impact Israel’s budgetary stability in the foreseeable future.

In April 2024, S&P Global Ratings also announced the downgrade of Israel’s rating from AA- to A+, and maintained the rating outlook as “negative”, mainly due to the escalation of tensions between Israel and Iran, as detailed below, and the geopolitical risks that Israel has been dealing with since the outbreak of the war.

In April 2024, Iran directly attacked Israel, launching hundreds of ballistic missiles, cruise missiles, and drones, an attack that was thwarted by air defense systems, in cooperation with other countries, including the United States. The escalation with Iran, as also noted by the rating agency S&P, may have a significant impact on Israel, the Middle East, and other involved countries. Since the publication of the report, it is impossible to dismiss the threat of escalation on the Iranian front and any other unforeseen developments in the war, especially escalation leading to a full-scale war on the northern front, particularly in light of Iran’s threats and Hezbollah’s organization that they will attack Israel in response to Israel’s alleged actions. As mentioned, escalation can have a significant impact on Israel as well as on other involved countries in the Middle East region and globally, and may cause a substantial negative effect on the economic situation in Israel.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 1 - General (continued)

During the reporting period, Turkish trade officials announced the suspension of trade between Turkey and Israel. Dalhom AutoMax imports and markets buses manufactured by Temsa in Turkey in Israel. Furthermore, Global AutoMax imports and markets the vehicles it purchases in Turkey. The cessation of trade, as mentioned, has a negative impact on the supply of vehicles and on the prices of logistics and transportation of vehicles to Israel.

The Company does not have the ability to assess or estimate the duration of the period in which the trade suspension with Turkey will remain in effect, and therefore the impact of the above on the long-term results of the Group’s operations. However, the Company does not expect a significant impact on the Group’s business since it has (in Israel) a stock of Temsa buses and has worked to find ways of operation and alternatives for the continued regular supply of Temsa vehicles and buses to Israel.

On May 20, 2024, the Prosecutor of the International Criminal Court in The Hague announced his request filed with the Court to issue arrest warrants for war crimes and crimes against humanity allegedly committed by Israeli Prime Minister Benjamin Netanyahu, Defense Minister Yoav Galant, and Hamas leaders. Furthermore, on May 24, 2024, following South Africa’s appeal to the International Court of Justice (“ICJ”) in the Hague, alleging that Israel is apparently violating its obligations under the resolution regarding the prevention and punishment of the crime of genocide within the framework of the war, the court decided to issue orders for a ceasefire in Rafah and to submit a status report within a month. On July 19, 2024, at the request of the United Nations, an advisory opinion was given by the ICJ, according to which the ongoing occupation of Israel in the Palestinian territories (including the Gaza Strip and East Jerusalem), as well as the establishment of settlements and exploitation of natural resources, apparently violate international law. As mentioned, these developments may undermine Israel’s international standing and lead to the imposition of sanctions on Israel, which could have a negative impact on its economy.

As of the date of the publication of these financial statements, in light of the war being a dynamic occurrence characterized by significant uncertainty, the Company is unable to assess the full future effects, if any, of the war and/or the expansion of its scope on the automotive industry in Israel in general and on the Company’s activities in particular. However, the Company estimates that its financial stability, along with its financial sources and the actions detailed above (including those detailed in Note 1d of the Company’s consolidated financial statements as of December 31, 2023), will enable it to continue financing its operations and meet its obligations in the foreseeable future.

F.	Separate financial information:

The Company did not include separate financial information in these financial statements due to the insignificance of the additional information. The Company fully owns Global AutoMax, and as of the date of the report on the financial condition, most of the Group’s business activity is carried out through Global AutoMax, which is fully reflected in the Group’s consolidated report. As of the date of the statement of financial position, the Company has no business activity and therefore the publication of separate financial statements will not constitute additional material information for the reasonable investor.

G.	Definitions:

The Company	-	AutoMax Motors Ltd.
The Group	-	The Company and its affiliates.
Consolidated companies/ subsidiary companies	-	Companies over which the Company has control (as defined in IFRS 10), and whose reports are consolidated with the Company’s reports.
Related parties	-	As defined in IAS 24.
Interested parties and controlling parties	-	As defined in the Securities Regulations (Annual Financial Statements), 5771-2010.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 2 - Principles of accounting policy

A.	Drafting format of consolidated financial statements

The interim financial statements are prepared in accordance with International Accounting Standard 34 - “Interim Financial Reporting”, as well as in accordance with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. The accounting policy applied in the preparation of the consolidated interim financial statements, except as described below, is consistent with that applied in the preparation of the consolidated annual financial statements.

B.	Disclosure of new IFRS standards prior to their implementation

As part of the Company’s annual financial reports for 2023, information was provided regarding new International Financial Reporting Standards (“IFRS”) and amendments to the existing IFRS that are not yet mandatory and which the Company has not chosen to adopt early.

As of the date of approval of these financial reports, there are no new regulations or amendments to existing regulations that have not been included in the Company’s annual financial reports for the year 2023.

International Financial Reporting Standard 18 “Revenue Recognition” (“IFRS 18”)

On April 9, 2024, IFRS 18 was published, replacing International Accounting Standard (“IAS”) 1 “Presentation of Financial Statements”. The purpose of the standard is to improve the manner of information presentation by entities to users in their financial reports.

The standard focuses on the following areas:

1.	Profit or Loss Statement Structure - Presentation of defined interim summaries and categorization into profit or loss statement categories.

2.	Requirements regarding the improvement of cooperation and the dissemination of information in financial reports and explanations.

3.	Presentation of information regarding performance measures defined by management that are not based on Generally Accepted Accounting Principles (non-GAAP) in the explanations to the financial reports.

In addition, amendments to other IFRS standards, including IAS 7 “Statement of Cash Flows,” will come into effect with the implementation of IFRS 18, aimed at improving comparability between entities. The changes mainly include the use of a sub-summary of operating profit as a single starting point in the implementation of the indirect method for reporting cash flows from current operations as well as the cancellation of the alternatives for choosing an accounting policy regarding the presentation of interest and dividends. In light of this, except for certain cases, interest and dividends received will be included within the framework of cash flows from investment activities, while interest and dividends paid will be included within the framework of financing activities.

The standard will come into effect for annual reporting periods beginning on January 1, 2027 or later. The standard is applied retroactively, with specific transition instructions. Early adoption is possible. The Company is examining the impact of IFRS 18, including the impact of amendments to other IFRS standards as a result of its application, on the financial statements.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 2 - Principles of accounting policy (continued)

C.	Implementation for the first time of new standards, amendments to standards, and interpretations.

Amendment to IAS 1, Presentation of Financial Statements

In January 2020, the IASB published an amendment to IAS 1 regarding the requirements for the presentation of current or non-current liabilities (“the original amendment”). In October 2022, the IASB published an amendment to the aforementioned amendment (“the follow-up amendment”).

The amendment determined that:

●	Only financial covenants that an entity must meet at the end of the reporting period or earlier, affect the classification of that obligation as current or non-current.

●	For commitments that the compliance with financial covenants is tested within the following 12 months from the reporting date, disclosure should be provided in a manner that allows users of the financial statements to assess the risks associated with that commitment. According to the follow-up amendment, disclosure should be made regarding the value in the books of the obligation, information on financial covenant units, as well as facts and circumstances at the end of the reporting period that may lead to the conclusion that the entity has difficulty in complying with the financial covenant units.

The original amendment determined that the right of conversion of an obligation will affect the classification of the entire obligation as either a current or non-current obligation, except in cases where the conversion component is monetary.

The original amendment and the amendment will be applied for settlement starting from annual periods beginning on January 1, 2024.

The above amendment did not have a material impact on the Company’s interim consolidated financial statements.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 3 - Contingent liabilities and financial covenants

A.	Significant claims and legal decisions in the field

From time to time, the Group may be exposed to legal proceedings and claims as part of its regular business activity. Regardless of the outcome of these proceedings, legal disputes may have a negative impact on the Company due to the costs involved in defense and settlements, diversion of management resources, and other factors.

For details regarding the indictment filed against Global AutoMax, Haim Levy Trade In Ltd., and against the officers of the Company, Mr. Daniel Levy, CEO, and the controlling owners of the Company, Yanon Amit, Chief Business Officer, and Chaim Levy, Trade and Procurement VP and son of Daniel Levy, on the suspicion of committing various offenses in connection with the activity of Global AutoMax and to see the position of the Company and of Global AutoMax regarding the indictment, see Note 21a to the Company’s consolidated financial statements as of December 31, 2023.

B.	Contingent liability to former shareholders of a subsidiary and an indemnifying asset for it

For details regarding a contingent liability in the amount of $2,971, for former shareholders of a subsidiary company and compensation assets in the amount of NIS 1,000, see Note 16B to the Company’s consolidated financial statements for December 31, 2023.

C.	Liens and financial covenants

Banking corporations

●	Global AutoMax Ltd.

Global AutoMax has on-call credit limits from four banking corporations, totaling NIS 135,000, of which a NIS 125,000 is utilized as of the reporting date.

The Company guarantees Global AutoMax’s obligations towards the banking corporations in connection with the credit limits.

In order to guarantee the full repayment of the amounts that will be provided to Global AutoMax according to the credit limits from the banking corporations, Global AutoMax mortgaged in favor of the banking corporations certain assets and rights that were agreed upon, including:

1.	A first degree floating lien on the entire plant, all the equipment, assets, funds, property and rights including the proceeds of Global AutoMax,

2.	A first-degree fixed lien and pledge on the share capital of Global AutoMax that has not yet been allocated and its goodwill.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 3 - Contingent liabilities and financial covenants (continued)

3.	Fixed lien and pledge over bills of lading, ownership certificates for goods, documentary letters of credit, or other documents attesting ownership of goods or assets that will be delivered from time to time to the banking corporation.

4.	Permanent lien and pledge of all securities, documents, bills of others that AutoMax has delivered or will deliver from time to time to the banking corporation.

Also, as part of Global AutoMax’s obligations to the banking corporations, Global AutoMax must meet financial covenants. Below are specifications of the maximum and cumulative financial covenants that Global AutoMax undertook towards the banking corporations:

●	The tangible equity in the Company’s financial statements shall be no less than NIS 35,000. This standard will be examined according to Global AutoMax’s consolidated financial statements for June 30 and December 31 of every year.

●	The tangible equity will constitute no less than 25% of Global AutoMax’s tangible balance sheet. This standard will be examined according to Global AutoMax’s consolidated financial statements for June 30 and December 31 of every year.

The inventory to credit ratio (“LTC”) will not be less than 115% at any given time. This standard shall be examined once a month.

The aforementioned financial covenants will be examined in relation to the consolidated financial statements of Global AutoMax.

In the letters of commitments that Global AutoMax gave the banking corporations, Global AutoMax undertook, amongst other things, that:

●	No dividend will be distributed if the equity in the financial statements of Global AutoMax was less than NIS 35,000 and its ratio in relation to the total balance sheet is not less than 25%.

●	Loans and securities issued for Global AutoMax shareholders will be subordinate to the credit of Global AutoMax received from the banks.

Here below are the results of financial stipulations as of June 30, 2024:

The ratio	Bank A	Bank B	Bank C	Bank D
Tangible equity	66,899	68,643	68,643	68,643
Tangible Equity compared to tangible assets	25.55%	26.04%	26.04%	26.04%
LTC ratio to net credit	128.29%	128.29%	128.29%	128.29%

As of June 30, 2024 and December 31, 2023, Global AutoMax met all the financial stipulations specified above.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 3 - Contingent liabilities and financial covenants (continued)

●	AutoMax Trade In

AutoMax Trade In Ltd. has a credit limit of NIS 15,000 from a banking corporation, of which NIS 14,200 has been utilized as of the reporting date.

The Company guarantees AutoMax Trade In’s obligations towards the banking corporation in connection with the credit limit.

The credit limit includes AutoMax Trade In’s obligations to meet financial covenants in accordance with the letter of commitment signed between AutoMax Trade In and the banking corporation, as detailed below.

●	The amount of AutoMax Trade In’s tangible equity shall be no less than 25% of AutoMax Trade In’s tangible balance sheet (hereinafter referred to as “equity-to-assets ratio”). As of June 30, 2024, the ratio of this standard was 19.19%.

Compliance with this standard will be assessed based on semi-annual and annual reports from AutoMax Trade In.

●	The ratio between (a) the value of AutoMax Trade-in’s vehicles, and (b) the net financial debt, will not be less than 130% (“the LTV Ratio”). The value of the vehicles will be calculated according to the second hand price list or another price list to be approved by the banking corporation as was known at the time of the relevant calculation.

Compliance with this standard will be examined on a monthly basis and also at the request of the banking corporation. As of the date of the financial statements, the LTV Ratio was 134.91%.

In addition, the letter of commitment includes a provision of a cross-commitment regarding the credit that was provided by the banking corporation to Global AutoMax, as well as subordination and discounting of the owner’s loans that were given to AutoMax Trade In.

As detailed above, as of June 30, 2024, AutoMax Trade does not meet the financial covenant of the LTV Ratio, and does not meet the financial covenant of the equity to assets ratio. However, AutoMax Trade-In Ltd. received a waiver letter from the aforementioned banking corporation, according to which it will not act according to the rights granted to it according to the financing agreement in connection with the failure to comply with the aforementioned measure as of June 30, 2024.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 3 - Contingent liabilities and financial covenants (continued)

●	Dalhom AutoMax

Dalhom AutoMax has credit limits from two banking corporations in the amount of NIS 7.5 million each, of which a total of NIS 15,000 has been utilized as of the reporting date. The Company guarantees the undertakings of Dalhom AutoMax towards each of the banking corporations in connection with the credit limits.

The credit limit includes Dalhom AutoMax’s undertakings to meet a financial covenant in accordance with the letters of commitment that were signed between Dalhom AutoMax and the banking corporations, as detailed below:

●	The ratio between (a) the value of the inventory of vehicles of Dalhom AutoMax together with the remainder of the advance payment to the supplier, and (b) the net financial debt, shall be no less than 1.2.

Compliance with this standard will be examined on a monthly basis and also at the request of the banking corporation. As of the date of the financial statements, the actual ratio stood at 1.24.

In the letters of commitment that Dalhom AutoMax gave the banking corporations, Dalhom AutoMax undertook, amongst other things, that its tangible equity will increase every year at a rate that will be no less than 50% of the annual net profit.

In addition, the letters of commitment include a cross-default provision regarding the credit that is provided by the banking corporations to Global AutoMax, a prohibition on directly changing the control at Dalhom AutoMax and other acceptable instructions, including a subjection and subordination of the owner’s loans that were given to Dalhom AutoMax, the provision of statements and reports to the banking corporations.

In order to guarantee the full repayment of the amounts that will be provided to Dalhom AutoMax according to the credit limits, Dalhom AutoMax mortgaged in favor of the banking corporations all its assets, including the rights and proceeds that derive from the assets, in a floating lien (a general current lien).

Bonds

On March 1, 2022, the Company issued bonds to the public (series B) (see Note 4 below), within the framework of which the Company committed to meeting financial standards (until the date of final and full repayment of the bonds (series B)) as detailed below:

1.	The ratio between the Company’s equity and its total balance sheet, according to the Company’s consolidated financial statements, will be no less than 11%. In order to calculate the equity ratio, the liabilities due to lease agreements and the current liabilities due to lease agreements will be neutralized from the total balance sheet. As of June 30, 2024, the ratio is 15.18%.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 3 - Contingent liabilities and financial covenants (continued)

“Equity” means the equity (including minority rights) that is presented in the Company’s consolidated financial statements, in accordance with the regulation and accounting standardization, which exist at the time of the issuance, and without taking into account regulatory changes. In calculating the equity, the Company’s liability to the former shareholders of Optimatic Media, Inc. will be taken into account as part of the equity.

Regulatory changes mean changes in the relevant legislation and/or accounting standardization, including changes in the direct or indirect tax regime, which apply to the fleet of vehicles of the Company and of its subsidiaries and/or to their activities.

2.	The Company’s equity shall not be less than NIS 25,000 according to the Company’s consolidated financial statements (minimal equity). As of June 30, 2024, the equity as defined above was NIS 48,003.

3.	The total assets of the Company, according to its consolidated financial statements, which are not encumbered with a specific lien, will not be less than the principal of the bonds that has not been repaid yet, together with the interest that has accrued thereon up to that date and has not yet been paid. As of June 30, 2024, the total assets of the Company (which is calculated as detailed below) is NIS 285,354 and the bond fund that has not yet been repaid as of that date, is NIS 34,918.

According to the deed of trust for the purpose of calculating the Company’s total assets, assets related to lease agreements, intangible assets, and deferred taxes will be neutralized, as detailed in the Company’s consolidated financial statements.

4.	The quotient obtained from dividing (a) the value of vehicles owned by the Company by (b) net credit, shall be no less than 110% (“the minimum vehicle value”). As of June 30, 2024, the ratio was 112%.

If for two or more consecutive reporting periods, the equity ratio (as defined above) is less than 11% and/or the minimum equity (as defined above) falls below NIS 20,000, and/or the minimum amount of assets is less than the outstanding bond fund including the accrued interest up to that date and not yet paid, and/or the minimum vehicle value is less than 110%, this will be grounds for immediate repayment of the bonds (series B). Except if by the time of signing the financial statements for the second reporting period in a row, it will be revealed that the Company has not complied with the obligations of the equity capital and/or the minimum equity capital, and/or the minimum amount of assets and/or the minimum value of vehicles, the Company will notify in the said statements that it has corrected the violation after the date of the financial statements.

As of the date of the financial statements, the Company met all the financial conditions listed above.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 3 - Contingent liabilities and financial covenants (continued)

d.	Guarantees

The Company guarantees the obligations of Global AutoMax, AutoMax Trade In, and Dalhom AutoMax with respect to loans they received from banking corporations, including state-guaranteed loans, and also Global AutoMax’s obligations under the rental agreements for the Rishon Le-Zion and Netanya branches.

The additional shareholder at Dalhom AutoMax undertook to indemnify the Company due to the guarantee the latter gave with respect to Dalhom AutoMax undertakings to banking corporations for the credit limits they submitted to it at a sum of half (50%) of the expenses the Company expended in connection with the exercise of any of the guarantees by any of the banking corporations, and it also undertook to pay to the Company every month a sum of NIS 25,000 plus VAT, as long as the shareholder is not a guarantor towards the banking corporations in accordance with their requirements.

In addition, some of the Company’s controlling shareholders guarantee, either directly or through companies controlled by them, the undertakings of the subsidiary according to the rent agreement regarding the Global AutoMax branch in Jerusalem. For additional details, see Note 10D1 in the consolidated financial statements of the Company for the year ended December 31, 2023.

Note 4 - Bonds

A.	Composition as for June 30, 2024 (in NIS):

	Capital amount	Nominal interest	Effective interest	Balance	Balance with deduction of current maturities
Unlinked bonds (series A)	45,660	5.9%	6.9%	34,594	20,222

B.	Additional information regarding bond issuance (series B)

On March 1, 2022, the Company issued a total of NIS 45,660 face value bonds (series B) of the Company, worth NIS 1 each, in accordance with the shelf offer report published by the Company on February 27, 2022, based on the Company’s shelf prospectus dated November 30, 2021 (“the Shelf Offer Report”). The total gross consideration received by the Company for the bonds (series B) allocated according to the Shelf Offer Report, amounted to a total of NIS 45,660. The Company incurred issuance costs of approximately NIS 1,034.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 4 - Bonds (continued)

Terms of the bonds (series B)

The bonds (series B) bear a fixed, non-linked annual interest rate of 5.9% and will be paid twice a year, on February 28 and August 31 of each of the years 2023 to 2025 (inclusive) and on February 28, 2026, all for the interest period that ended on the last day before the payment date (the “interest period”). The interest rate that will be paid for a certain interest period (except for the first interest period, as detailed below), will be calculated as the annual interest rate divided by two. The first interest payment date was on February 28, 2023 for the period that began on the first trading day after the auction day according to the first Shelf Offer Report, and ended on February 27, 2023 (“the first interest period”), and the last payment will be made on February 28, 2026, together with the final repayment of the bond fund and against handing over the bond certificates to the Company.

The bonds (series B) will be settled for repayment of principal in 4 unequal annual payments, to be paid on February 28 of each of the years 2023 to 2026 (inclusive), in such a way that the first payment (on February 28, 2023) will be 10% of the principal of the total face value of the bonds, the second payment (on February 28, 2024) will be 15% of the total face value of the bonds, the third payment (on February 28, 2025) will be 30% of the total face value of the bonds, and the fourth and final payment (on February 28, 2026) will constitute 45% of the total face value of the bonds.

Securing the bonds

In order to guarantee the full implementation of all the Company’s obligations according to the terms of the bonds (series B) and to guarantee the full and accurate repayment of all the principal and interest payments that the Company must pay to the holders of the bonds (series B), the Company undertook to create and/or register for the benefit of the trustee the guarantees listed below:

1.	As a condition for providing owner’s loans to the controlled companies, the Company undertook to pledge, with a floating lien, the full rights of the Company by virtue of the owner’s loans that it will provide from time to time to the controlled companies, and this is to ensure the full and exact fulfillment of all the Company’s obligations according to the bonds (series B) and the deed of trust.

2.	The Company has committed that as long as the bonds (series B) have not been paid in full, in a definitive manner, the Company will not create general current liens on all of its assets and all of its rights, existing or future, for the benefit of any third party, to guarantee any debt or obligation, unless:

(A)	Prior approval will be obtained from the bond holders (series B), to create the lien in favor of a third party.

(B)	The Company established - for the benefit of the holders of the bonds (series B) to secure the undisputed balance of debt towards the holders, at the same time as the creation of the ongoing lien in favor of the third party - an ongoing lien of the same level per NIS according to the ratio of the Company’s debts to the third party and to the holders of the bonds as will change from time to time, and this lien will be in effect as long as the bonds (series B) have not been fully paid or until the cancellation of the lien given in favor of the aforementioned third party, whichever comes first.

In addition, the Company undertook that as long as the bonds (series B) are not fully paid, it will not create or be obligated to establish, for the benefit of any person and/or entity, any liens of any kind and type on the shares of Global AutoMax Ltd., which it owns.

3.	The Company undertakes that as long as the bonds (series B) are not fully repaid, it will not carry out a distribution (as defined in the Companies Law, and including that it will not declare, pay or distribute dividends (as defined in the Companies Law). Notwithstanding the above, subject to law, the Company will be entitled to make a distribution by way of a dividends in kind of shares that are held by it in the controlled companies and are listed for trading on the stock exchange, provided that the equity of the Company, after making the distribution, will not be less than NIS 60,000.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 5 - Significant events during the reporting period

1.	On January 11, 2024, Global AutoMax received a state-guaranteed loan in the amount of NIS 16,000 from a banking corporation. The loan carries an annual interest of prime + 1.5%, and it is not linked to any linkage base. The loan was granted for a period of 60 months, and it will be repaid in 57 equal monthly payments of principal and interest, while the first 3 months of the loan will constitute a grace period in which no payments of principal and interest will be made. Against the loan acceptance, and as customary in state-guaranteed loans, Global AutoMax deposited an interest-accruing deposit at the banking corporation, in the amount of 5% of the loan principal, which will be encumbered with a first-degree permanent lien in favor of the banking corporation.

2.	Following what was stated in note 21.S in the financial reports as of December 31, 2023, on January 17, 2024, SciSparc provided the Company with a bridging loan in the amount of $1.4 million as an advance payment for the expected investment within the merger transaction, under the loan agreement signed between the parties (hereinafter referred to as “the loan” and “the loan agreement” respectively).

The loan carries an annual interest rate of 7% (if the merger transaction will not be completed, then 2% will be added to the annual interest), and it is not linked to any linkage base.

On June 10, 2024, an addendum was signed between the Company and SciSparc to amend the loan agreement, as detailed below:

a.	The loan fund has been increased by an additional $1 million, so it has been allocated to the Company by SciSparc as a total loan fund of $2.4 million, which serves as an advance on the expected investment in the Company under the Merger Agreement (once completed).

b.	The loan will be repaid at the earliest date out of the following: (a) if the Merger Agreement is canceled in accordance with its terms - then within 3 months from the date of its cancellation; (b) on the date of completion of the Merger Agreement, by way of converting the loan and the interest that was accrued thereon into equity at the expense of the amount that SciSparc undertook to invest in the Company on the date the merger is completed ($4,250,000).

Apart from what was detailed above, there have been no changes to the loan agreement and both parties continue to be obligated to it.

As discussed in note 21.19 in the Company’s consolidated financial reports for the year ended December 31, 2023, on April 10, 2024, after approval by the audit committee and board of directors, the Company entered into a binding Merger Agreement with SciSparc and the transaction, or Transaction, carried out under the Merger Agreement.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 5 - Significant events during the reporting period (continued)

In accordance with the Merger Agreement, subject to the fulfillment of the conditions set forth therein, a reverse triangular merger will be carried out within the framework of the Israeli Companies Law, 5759-1999 (the “Law”), in accordance with the provisions of sections 350 and 351 of the Law, whereby a wholly-owned subsidiary of SciSparc (established in Israel for the purposes of the merger), or the Target Company, will merge into and with the Company, so that the Company will become a wholly-owned subsidiary of SciSparc and the Target Company will cease to exist.

Upon completion of the Transaction, the current shareholders of the Company (excluding SciSparc) will hold, as a group, about 47.49% of the issued and paid-up capital of SciSparc in full dilution at the time of completion of the merger.

After the completion of the merger (subject to the conditions set forth below), the Company will become a private company that is a bond company and its shares will be delisted from trading on TASE, but its bonds (series B) will continue to be traded on TASE until their full repayment. All assets, rights, business activities, authorities, licenses, obligations, and liabilities of the Company will continue to be transferred to it, and it will continue to engage in the field of importing vehicles and marketing them in Israel (or in other areas as may be decided from time to time). The Company will continue to hold its subsidiaries (including Global AutoMax Ltd.) and affiliated companies.

After the merger is completed, all business activities, assets, rights, authorities, licenses, obligations, and liabilities of SciSparc will continue to be operated by it (including its existing activity in the pharmaceutical field), and its ordinary shares will continue to be traded on the Nasdaq Capital Market.

Upon completion of the merger, SciSparc will hold no less than $4,250,000 (minus sums that the Company owes to SciSparc in accordance with the loan agreements between the parties), of net cash (this would be minus all obligations of SciSparc at the time of completion and minus all fees and payments in connection with the Transaction as stipulated in the Merger Agreement). During the merger, SciSparc will invest a total of $4,250,000 in cash into the Company (net of amounts owed by the Company to SciSparc under the loan agreements between the parties), which will be used by the Company for its operations.

The obligations of the parties to complete the Transaction will be subject to the fulfillment or waiver in writing by the relevant party of the conditions detailed in the agreement, which include, among others, the following main conditions: (a) obtaining court approval for the Transaction, including, among others, an exemption from the requirement for SciSparc to publish a prospectus in Israel (a petition for a court order for the convening of a meeting of shareholders of the Company to approve the Transaction, in accordance with the provisions of the Merger Agreement, was submitted by the Company on May 30, 2024, and on August 8, 2024, a decision was issued by the court ordering the convening of a meeting of shareholders for the purpose of approving the Transaction); (b) approval of the Transaction at the general meeting of the Company’s shareholders, by a majority of at least 75% of the participants in the meeting (and if necessary, in accordance with the court’s decision, at the meetings of creditors and bondholders (series B) of the Company, by the aforementioned majority); (c) approval of the Transaction at the general meeting of the shareholders of SciSparc, by a simple majority, as well as approval of the appointment of the candidates on behalf of the Company as directors of SciSparc; and (d) that the U.S. Securities and Exchange Commission will have declared effective the registration statement on Form F-4 that SciSparc will have submitted for the purpose of registering for trading the shares that will be allocated to AutoMax shareholders, so that no restriction will apply to their trading.

AutoMax Motors Ltd.

For the purpose of the consolidated financial statements

(in thousands of NIS)

Note 5 - Significant events during the reporting period (continued)

3.	On February 28, 2024, the Company made the second payment of principal and interest for the bonds (series B), in a total amount of approximately NIS 8,000. After giving effect to the mentioned payment, the Company has repaid 25% of the principal of the bonds (series B).

4.	Following the approval by the Company’s audit and balance committee and compensation committee and the Company’s board of directors, on March 24, 2024 the general assembly of the Company’s shareholders approved: (a) the extension of the service agreement between the Company and Haim Levy - Trade In Ltd., a company that is owned by Mr. Daniel Levy, regarding the provision of CEO services for an additional three years; (b) the extension of the service agreement between the Company and A. Yinon (2015) Ltd., a company that is owned by Mr. Yinon Amit, regarding the provision of the services of a CFO for an additional three years; (c) the extension of the indemnification and exemption letters to the officers and directors who are amongst the controlling shareholders, their relatives, or those serving on behalf of the controlling shareholders, or which the controlling shareholders have a personal interest in their provision; (d) the Company’s updated compensation policy; and (e) the extension of a lease agreement with third parties regarding a lot that is used as a logistics warehouse in Jerusalem.

5.	During the reporting period, the Company invested a total of approximately NIS 10,800 in obtaining licenses for the direct import of vehicles.

Note 6 - Significant events after the balance sheet date

On August 14, 2024, the Company, SciSparc, and the Target Company signed an amendment to the Merger Agreement, according to which the final date for completing the Transaction was postponed from August 30, 2024, to November 30, 2024. Apart from as detailed above, there have been no changes to the provisions of the Merger Agreement and they continue to bind the parties to the Merger Agreement.